May 20, 2014

Via EDGAR

Tony Burak

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Securities and Exchange Commission Comments Regarding Various Filings of the Victory Variable Insurance Funds (Investment Company Act File # 811-08979 and CIK # 0001068663)

Dear Mr. Burak:

On behalf of the Victory Variable Insurance Funds (the “Trust”) on behalf of its series portfolio individually a “Fund”, we wish to respond by this letter to the comments of the Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the various filings noted below. You conveyed the Staff’s comments in a telephone conversation with Chris Sabato, Chris Dyer and Jay Baris on April 21, 2014. For ease of reference, each comment has been restated before our response.

1.              Comment: In Note 2 “Securities Valuation” it is stated that investments in investments companies may be classified as level 1 or level 2.  Under what circumstances will they be categorized as level 1 or level 2?

Response: Management looks through the investment company holding and reviews the underlying securities to determine the valuations level.  Investment companies that are primary comprised of equities securities are categorized as a level 1 while investment companies that are primary comprised of fixed income securities are categorized as a level 2.

2.              Comment: In the expense example on page 16, add a footnote for insurance product funds that states the expense example does not include any separate account or insurance contract fees or charges.

Response: Management will add this disclosure in future filings.

3.              Comment: In the proxy voting disclosure on page 16 it states that the proxy voting results can be found on the fund’s website.  Please confirm that the proxy voting record can be found at www.vcm.com.

Response: The fund’s website has been updated to include the proxy voting results.

4.              Comment: The last Fidelity Bond filing on Form 40-17G was filed on April 25, 2013 for the coverage period December 31, 2012 — December 31, 2013.  Please confirm that coverage is currently in effect and provide the date that the next 40-17G filing will be completed.

Response: There is a Fidelity Bond that currently covers the trust.  The coverage is for the period December 31, 2013 — December 31, 2014.  Form 40-17G was filed on April 30, 2014.

In connection with these comments, the Registrant acknowledges: that the Registrant is responsible for the adequacy and accuracy of the disclosures in this filing; that Securities and Exchange Commission (“SEC”) staff comments or changes to this filing in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth above, please contact me at (614) 470-8418.

Sincerely,

/s/ Christopher E. Sabato

Christopher E. Sabato

Treasurer, Victory Variable Insurance Funds